UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549

                       FORM 12B-25

              Commission File Number 333-77145

                NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K [ ]Form 20-F [X]Form 11-K [ ]Form 10-Q
[ ]Form N-SAR

For Period Ended: December 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
--------------------------------

Full name of registrant: The PG&E Corporation Retirement Savings Fund Plan (which includes The PG&E Corporation Retirement Savings Fund Plan for Union-Represented Employees)

Former name if applicable:

Address of principal executive office: One Market Street, Spear Tower, Suite 400

City, state and zip code: San Francisco, California 94105


PART II -- RULES 12b-25(b) AND (c)
----------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b) The subject annual report, semi-annual report, transition
	report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[x]	prescribed due date; or the subject quarterly report or transition
	report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE
---------------------

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The registrant is unable to confirm certain plan information supplied by the independent plan trustee by June 29, 2001, the due date for the report, without unreasonable effort or expense. Such report shall be filed no later than July 13, 2001.


PART IV -- OTHER INFORMATION
----------------------------

(1) Name and telephone number of person to contact in regard to this notification

     Allison Hayes   		    415               267-7051
    -------------------          ---------          ----------------
          (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[x]Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]Yes   [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The PG&E Corporation Retirement Savings Fund Plan (which includes
The PG&E Corporation Retirement Savings Fund Plan for Union-Represented
Employees)
-----------------------------------------------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                   Bruce R. Worthington
Date: June 27, 2001		By________________________________________
					Bruce R. Worthington
					Chairman, Employee Benefit Committee